601 Lexington Avenue
Nicole M. Runyan, P.C.	New York, NY 10022
To Call Writer Directly:	United States
+1 212 446 4774
nicole.runyan@kirkland.com	+1 212 446-4800	Facsimile:
+1 212 446 4900
www.kirkland.com

November 27, 2024

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Ms. Eileen Smiley
Senior Counsel
Mr. Brian Szilagyi
Staff Accountant

Re:	Ares Core Infrastructure Fund
Amendment No. 1 to Registration Statement on Form 10
Filed November 18, 2024
File No. 000-56695

Ladies and Gentlemen:

This letter is sent on behalf of Ares Core Infrastructure Fund (the “Fund”) in response to the oral comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated by Brian Szilagyi, Staff Accountant, on November 22, 2024 and Eileen Smiley, Senior Counsel, on November 25, 2024 (the “Comments”) regarding the above-referenced filing.

Please note that the Fund today filed with the Commission Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (as amended, the “Registration Statement”) reflecting, among other things, the revisions made in response to the Staff’s Comments to the Registration Statement, as well as certain changes and disclosure clarifications.

Due to a clerical error, the Registration Statement contained an incorrect report of the Fund’s independent registered public accounting firm and a superseded draft of the Fund’s financial statements. Amendment No. 2 also includes the correct report of the Fund’s independent registered public accounting firm and the correct version of the Fund’s financial statements, as further modified to take into account Comments 2, 4 and 6 below.

For ease of reference, we have summarized each of the Staff’s Comments prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Form 10 filed November 18, 2024

Report of Independent Registered Public Accounting Firm (F-1)

1.	Staff’s comment: Please correct the report of Ernst & Young (“EY”) to include a reference to the statement of operations in the first paragraph, as well as any updates (e.g., changing “financial statement” to “financial statements”) and file the updated report in an Amended Form 10.

Response: The Fund respectfully directs the Staff’s attention to the report of the Fund’s independent registered public accounting firm contained in Amendment No. 2, which addresses the Staff’s comment.

Statement of Operations (F-3)

2.	Staff’s comment: Strike the Column Header “as of August 9, 2024”.

Response: The Fund has revised the disclosure as requested on page F-3 of Amendment No. 2.

Notes to the Financials

Note 2. Significant Accounting Policies (F-4)

3.	Staff’s comment: In the second paragraph under “Organization and Offering Costs,” offering costs recognized as a deferred charge under Paragraph 946-20-25-6 shall be amortized to expense over 12 months on a straight line basis when operations begin. Reference FASB ASB 946-20-35-5.

Response: The Fund respectfully directs the Staff’s attention to the financial statements contained in Amendment No. 2, which addresses the Staff’s comment.

4.	Staff’s comment: In the last sentence under “Organization and Offering Costs,” consider including a reference to Note 3 as well.

Response: The Fund has revised the disclosure as requested on page F-5 of Amendment No. 2.

Note 3. Organizational Expenses and Offering Costs (F-5)

5.	Staff’s comment: In the first paragraph under “Offering Costs,” please see comment 3 relating to period of amortizing offering costs recognized as a deferred charge.

Response: The Fund respectfully directs the Staff’s attention to the financial statements contained in Amendment No. 2, which addresses the Staff’s comment.

6.	Staff’s comment: In the last sentence under “Offering Costs,” update the name of the Expense Limitation Agreement to Expense Support and Conditional Reimbursement Agreement. Make this change globally in the financial statements.

Response: The Fund has revised the disclosure as requested on page F-5 of Amendment No. 2.

Note 4. Agreements (F-6)

7.	Staff’s comment: Please confirm that the Expense Support and Conditional Reimbursement Agreement is in accordance with the guidance set forth in the Investment Management Dear CFO Letter, dated November 2, 1995 and modified on November 22, 2019 (the “Dear CFO Letter”), which states the Staff has generally not objected to an accounting analysis that concludes that the recapture of waived fees or reimbursements does not meet the criteria for recording a liability under FASB ASC 450-20-25-2 if there is no evidence that recapture of waived or reimbursed amounts is probable and the period of recapture is limited to a sufficiently short period of time, which the Staff generally believes is 3 years or less from the date of the waiver or reimbursement.

Response: The Fund respectfully advises the Staff that the Expense Support and Conditional Reimbursement Agreement is consistent with the guidance set forth in the Dear CFO Letter and the recapture of waiver fees or reimbursements is intended to occur in three years or less from the date of the waiver or reimbursement.

Registration Statement

8.	Staff’s comment: Please review the registration statement to ensure that the terminology is correct about which entity is managing the Fund. This is particularly important about the statistics for the internal groups.

Response: The Fund has reviewed the Registration Statement and revised the disclosure as requested throughout, including on pages 11 and 16 through 21 of Amendment No. 2.

9.	Staff’s comment: We note your updated disclosure on pages 15,16 and 17. When presenting statistics (market or internal statistics about what AIO has generated in the past) to ensure that such statements are not materially misleading to fund investors under applicable anti-fraud rules, consider standardizing the disclosure in footnotes on those 3 pages at a minimum to 1) clearly identify what Ares internal entity generated any statistics presented; 2) that these statistics do not necessarily represent the experience or investments of all clients of Ares or the experience of Ares’ clients sharing the same investment objectives or policies as the Fund; 3) identifying any differences in the current market environment that could negatively influence the investment case being presented and 4) highlighting that the past performance or statistics presented were not and may not be realized by Fund investors or any particular client.

Response: The Fund has reviewed the Registration Statement and revised the disclosure as requested throughout, including on pages 14 and 16 of Amendment No. 2.

10.	Staff’s comment: Review the Registration Statement to ensure that statements about what the fund is investing in is consistent with the 80% policy.

Response: The Fund has reviewed the Registration Statement and revised the disclosure as requested throughout, including on pages 19 and 21 of Amendment No. 2.

11.	Staff’s comment: In response to your response to comment 39 and other related comments to the amendments to the Declaration of Trust, you proposed to amend Article IV, Section 14.2 (i.e, the savings clause) to cover comments relating to impermissible waivers related to the securities law claims. Please note and acknowledge in the response letter that the Staff does not agree that a general savings clause such as 14.2 is sufficient to address concerns regarding impermissible waivers of rights under the federal securities laws. The Declaration of Trust establishes rights and limits on shareholder actions and shareholders reading the governing documents may believe that earlier provisions discussing waivers would govern, which could discourage shareholders from exercising their rights under the federal securities laws.

Response: The Fund notes and acknowledges the Staff’s comment and will consider additional amendments to the Declaration of Trust.

We hope that the foregoing has been responsive to the Staff’s Comments. If you have any questions related to this letter, please direct any such requests or questions to Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com and Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com.

Sincerely,

/s/ Nicole M. Runyan, P.C.
Nicole M. Runyan, P.C.

cc:	Via E-mail

Noah Ehrenpreis, Ares Core Infrastructure Fund

Christina Oh, Ares Core Infrastructure Fund